GUZOV OFSINK LLC
600 Madison Avenue
14th Floor,
New York, NY 10022
Tel: (212) 371 8008

BY FEDERAL EXPRESS

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4561

Attention:	Jonathan Gottlieb
Division of Corporate Finance

Re:	Fushi International, Inc. (formerly Parallel Technologies, Inc.)
Amendment No. 2 to Form SB-2
Filed June 15, 2006
File No. 333-131052

Dear Mr. Gottlieb:

Reference is made to your letter of June 26, 2006.

Our response to your only comment in the letter, which is reproduced below, is as follows:

1. We note on December 28, 2005 you issued series B convertible preferred stock and warrants in a private placement offering. Please tell us how you considered guidance in EITF 00-19 in valuing and accounting for the issuance of the warrants.

Answer: The warrants issued along with the series B convertible preferred stock are referred to throughout EITF 00-19 as “Written Call Options or Warrants”. The only settlement option for the warrants is physical settlement, in which the party designated in the contract as the buyer delivers the full stated amount of cash to the seller, and the seller delivers the full stated number of shares to the buyer. Consequently, when applying the Model found in paragraph 39, the Company accounted for the warrants as permanent equity. The Company compared the terms of the warrants to paragraphs 12 - 32 of EITF 00-19 to ensure that there was no requirement for an asset/liability classification. Such comparison is outlined below in a paragraph by paragraph format using the numbered paragraphs of the EITF.

12) The warrants contain no provision that could require net-cash settlement.
13) The warrants contain no provision that could require net-cash settlement.
14) The warrants do not require settlement in registered shares. Article 4.2 states that “this Warrant and the Warrant Stock have not been registered under the Securities Act or any applicable state securities law.”
15) There is no alternative settlement option. Unexpired warrants can only be settled by physical settlement.
16) There is no alternative settlement option. Unexpired warrants can only be settled by physical settlement.
17) The warrants contain no provision that requires the delivery of registered shares upon exercise and there is no provision to allow for settlement other than the delivery of fully-paid and nonassessable common shares in exchange for the exercise price of $3.67 per share in cash.
18) This paragraph does not apply because common shares were not registered as of the inception of the contract.
19) The Company believes that sufficient authorized and unissued common shares (2,125,000) are available for issuance upon exercise of the warrants.
20) There is an explicit limit on the number of shares to be delivered upon exercise of the warrants. Consequently, paragraphs 20, 21, 22, 23 and 24 do not apply.
25) The contract has no provision for net-cash settlement.
26) The contract has no “top-off” or “make-whole” provisions.
27) Net-cash settlement is not provided for under any circumstance.
28) The contract does not address “nationalization”.
29) The warrants grant no creditor rights to the holder in the event of bankruptcy.
30) The warrants grant no creditor rights to the holder in the event of bankruptcy.
31) The warrants grant no creditor rights to the holder in the event of bankruptcy.
32) The warrants do not require the posting of collateral.

It is the opinion of the Company that the warrants issued along with the series B convertible preferred stock clearly and conclusively qualify for permanent equity treatment. The amounts received by the Company from the sale of the warrants has not been separated from that received from the sale of the series B convertible preferred stock, but has been appropriately included in permanent equity in accordance with the guidance found in EITF 00-19.

In accordance with your request, on behalf of the Company we represent as follows:

•
the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in providing staff comments on the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	the Company acknowledges that, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours

GUZOV OFSINK LLC

/s/ Darren Ofsink
________________________
Darren Ofsink